SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the decision of the Central Bank of Chile regarding its position in connection with the capitalization agreed upon at the Bank’s Extraordinary Shareholders meeting held on March 21, 2013.

Santiago March 26, 2013

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an Essential Information, that the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No, 1742E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2012, including the proportional part of the profits agreed upon capitalization, be paid in cash currency.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO